FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

3 November 2006

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Quarterly Results to year ended 30 September 2006

1.1	Condensed Accounts

1.2	Management Commentary

1.3	Appendix Seven

Media Release

Telecom delivers strong first quarter result

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated: 15 November 2006

Exhibit 1.1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Income Statement

For the three months ended 30 September 2006 (unaudited)

		Three months ended 30 September		Year ended 30 June 2006 $
(Dollars in millions, except per share amounts)	notes	2006 $	2005 $
Operating revenues and other gains
Local service		271	272	1,081
Calling	2	357	355	1,393
Interconnection		50	52	204
Mobile		226	214	869
Data		141	153	602
Broadband and internet		119	107	448
IT Services		85	93	346
Other operating revenues	2	231	187	812
Other gains	3	20	—	60

		1,500	1,433	5,815

Operating expenses
Labour		(214)	(203)	(796)
Intercarrier costs		(326)	(292)	(1,199)
Other operating expenses		(415)	(405)	(1,563)
Impairment	3	—	—	(1,301)
Other expenses	3	—	—	(34)

		(955)	(900)	(4,893)

Earnings before interest, taxation, depreciation and amortisation		545	533	922

Depreciation		(115)	(127)	(538)
Amortisation		(42)	(43)	(167)

Earnings before interest and taxation		388	363	217

Net interest and other finance costs		(67)	(64)	(254)

Earnings / (loss) before income tax		321	299	(37)

Income tax expense		(96)	(99)	(394)

Earnings / (loss) after income tax		225	200	(431)

Minority interests in earnings of subsidiaries		(1)	(1)	(4)

Net earnings / (loss) attributable to shareholders		224	199	(435)

Earnings / (loss) per share		11¢	10¢	(22)¢

Diluted earnings / (loss) per share		11¢	10¢	(22)¢

Weighted average number of ordinary shares		1,968	1,959	1,960

.

1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Changes in Equity

For the three months ended 30 September 2006 (unaudited)

		Three months ended 30 September		Year ended 30 June 2006 $
(Dollars in millions)	note	2006 $	2005 $
Equity at the beginning of the period		1,062	2,430	2,430

Total recognised revenues and expenses
Net earnings attributable to shareholders		224	199	(435)
Minority interests in profits of subsidiaries		1	1	4
Movement in foreign currency translation reserve		(27)	15	96
Movement in hedge reserve		(1)	8	5

		197	223	(330)

Contributions from owners
Capital contributed		92	16	21
Movement in deferred compensation		(14)	(3)	2

		78	13	23

Distribution to owners
Dividends:
Parent	4	(256)	(443)	(1,186)
Minority interest		(4)	(4)	(5)
Tax credit on supplementary dividends		29	50	130

		(231)	(397)	(1,061)

Equity at the end of the period		1,106	2,269	1,062

Represented by:
Contributed capital		2,103	2,006	2,011
Foreign currency translation reserve		(4)	(58)	23
Hedge reserve		(37)	(33)	(36)
Minority interests		4	5	7
Retained earnings		(970)	330	(967)
Deferred compensation		10	19	24

Equity at the end of the period		1,106	2,269	1,062

2

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Balance Sheet

As at 30 September 2006 (unaudited)

		30 September		30 June 2006 $
(Dollars in millions)	notes	2006 $	2005 $
ASSETS
Current assets:
Cash		154	159	155
Short-term investments		124	81	64
Receivables and prepayments		930	959	929
Short-term derivative assets		2	—	26
Taxation recoverable		12	—	100
Inventories		48	68	51

Total current assets		1,270	1,267	1,325

Long-term investments		486	437	520
Receivables due after one year		84	123	109
Deferred tax asset		30	23	31
Long-term derivative assets		59	11	88
Intangibles		825	1,639	829
Property, plant and equipment		3,298	3,615	3,301

Total non-current assets		4,782	5,848	4,878

Total assets		6,052	7,115	6,203

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals		931	1,000	1,039
Taxation payable		—	6	—
Short-term derivative liabilities		161	87	125
Debt due within one year		915	716	955

Total current liabilities		2,026	1,809	2,119

Deferred tax liability		118	129	117
Long-term derivative liabilities		388	656	362
Long-term debt		2,433	2,252	2,543

Total non-current liabilities		2,939	3,037	3,022

Total liabilities		4,946	4,846	5,141

Equity:
Shareholders’ funds		1,102	2,264	1,055
Minority interest		4	5	7

Total equity		1,106	2,269	1,062

Total liabilities and equity		6,052	7,115	6,203

3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Cash Flow Statement

For the three months ended 30 September 2006 (unaudited)

		Three months ended 30 September		Year ended 30 June 2006 $
(Dollars in millions)	note	2006 $	2005 $
Cash flows from operating activities

Cash was provided from/(applied to):
Cash received from customers		1,473	1,496	5,740
Interest income		3	5	22
Payments to suppliers and employees		(1,010)	(1,004)	(3,484)
Income tax paid		(5)	9	(177)
Interest paid on debt		(39)	(38)	(294)

Net cash flows from operating activities	5	422	468	1,807

Cash flows from investing activities
Cash was provided from/(applied to):
Sale of property, plant and equipment		1	—	6
(Purchase)/sale of short-term investments, net		(64)	—	23
Sale/(purchase) of subsidiary companies		26	—	(8)
Purchase of long-term investments		—	(4)	(19)
Sale of long-term investments		—	272	293
Purchase of property, plant and equipment		(192)	(172)	(737)
Capitalised interest paid		(3)	(2)	(11)

Net cash flows applied to investing activities		(232)	94	(453)

Cash flows from financing activities
Cash was provided from/(applied to):
Proceeds from long-term debt		—	—	397
Repayment of long-term debt		(146)	—	(660)
Proceeds/(repayment of) from short-term debt, net		135	(209)	5
Capital contributed		—	6	11
Capital repurchased		—	(35)	(114)
Dividends paid		(180)	(400)	(1,073)

Net cash flows applied to financing activities		(191)	(638)	(1,434)

Net cash flow		(1)	(76)	(80)
Opening cash position		155	235	235

Closing cash position		154	159	155

4

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

NOTE 1 FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the “Company”) together with its subsidiaries and associates (“Telecom”) have been prepared in accordance with New Zealand Equivalent to International Accounting Standard (“NZ IAS”) No. 34: “Interim Financial Reporting”, issued by the Institute of Chartered Accountants of New Zealand. In complying with New Zealand Equivalents to International Financial Reporting Standards (“NZ IFRS”) Telecom is in compliance with International Financial Reporting Standards (“IFRS”).

These financial statements should be read in conjunction with the financial statements and related notes included in the Company’s Annual Report for the year ended 30 June 2006. The financial statements for the three months ended 30 September 2006 are unaudited.

The financial statements are expressed in New Zealand dollars. References in these financial statements to “$” and “NZ$” are to New Zealand dollars, references to “US$” are to US dollars and references to “A$” are to Australian dollars.

Restatements to Comparatives

The comparative amounts for the deferred tax asset and the deferred tax liability as at 30 September 2005 have been restated to reflect the extent that deferred tax assets and liabilities arise in the same jurisdiction, in line with the presentation at 30 September 2006 and 30 June 2006. These balances were previously reported as $120 million asset and $226 million liability. This reclassification had no impact on shareholder’s equity.

NOTE 2 REVENUE

	Three months ended 30 September		Year ended 30 June 2006 $
(Dollars in millions)	2006 $	2005 $
Calling
National	216	232	905
International	129	111	442
Other	13	12	46

	357	355	1,393

Other operating revenues
Resale	110	83	363
Directories	69	62	248
Equipment	14	14	55
Miscellaneous other	38	28	146

	231	187	812

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 OTHER GAINS, EXPENSES AND IMPAIRMENT

	Three months ended 30 September		Year ended 30 June 2006 $
(Dollars in millions)	2006 $	2005 $
Other gains
Gain on sale of TSCL	20	—	—
Gain on acquisition of SCCL	—	—	60

	20	—	60

Impairment
Impairment of Australian operations	—	—	1,301

	—	—	1,301

Other expenses
Inter-carrier and regulatory costs	—	—	22
Contractual settlements	—	—	12

	—	—	34

Other Gains

Gain on sale of Telecom Samoa Cellular Limited (“TSCL”)

In September 2006 Telecom announced the sale of its 90% share in TSCL to Digicel Samoa Limited resulting in a gain on sale of $20 million.

Gain on acquisition of Southern Cross Cables (NZ) Limited (“SCCL”)

On 23 December 2005 Telecom acquired a 100% shareholding in SCCL, a wholly-owned subsidiary of Southern Cross Cables in which Telecom holds a 50% shareholding. SCCL’s sole asset at time of acquisition was a tax operating loss carry-forward. The value of the tax loss carry-forward was $70 million and Telecom’s acquisition cost was $10 million. The value in excess of Telecom’s acquisition costs was reflected as a gain in the Group’s consolidated Income Statement for the year ended 30 June 2006.

Impairment

Impairment of Australian Operations

Telecom reviewed the carrying value of the assets relating to its Australian Operations. In the June 2006 and December 2005 and determined that the recoverable amount was significantly lower than the carrying value and hence impairments had occurred. Prior to the write-downs at 30 June 2006 and 31 December 2005 these assets had a total carrying value of A$1,464 million, including A$778 million of goodwill resulting from the purchase of AAPT. The recoverable amount for Telecom’s Australian Operations was assessed on a value in use basis.

6

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3 OTHER GAINS, EXPENSES AND IMPAIRMENT (continued)

The decline in the recoverable amount was a consequence of a number of negative trends adversely affecting the short and long-term earnings outlook for Australian Operations, in particular:

•	A significant tightening of wholesale prices and terms with Telstra Corporation Limited (the principal supplier to Telecom’s Australian operations);

•	Continued downward pressure on retail prices; and

•	The deferral of major project expenditure by key corporate customers.

These fundamental changes in the industry, and revised expectations for implementation of new strategies within Australian Operations, led to the recognition of impairment charges of $897 million (A$836 million) at 31 December 2005 and $404 million (A$327 million) at 30 June 2006. The December charge represented the writing down of $63 million (A$58 million) of individual assets and $834 million (A$778 million) of goodwill. As a result of this impairment, all remaining goodwill resulting from Telecom’s acquisition of AAPT has been written off. The June charge represented the further writing down of $404 million (A$330 million) of non-current assets.

Other expenses

Intercarrier and regulatory costs

In January 2006 Telecom and TelstraClear Limited reached an agreement that settled a number of longstanding commercial issues between the two companies, principally involving backdating of pricing of interconnection and wholesale arrangements. To settle these historical issues, Telecom agreed to make a one-off payment of $17.5 million to TelstraClear.

Also included in the year ended 30 June 2006 was an adjustment to reflect a determination by the Commerce Commission. In December 2005, the Commission issued a draft determination of the cost to Telecom of meeting its Telecommunications Service Obligations (“TSO”) for the year ended 30 June 2004. The determination represented a significant change from the 2003 and 2002 TSO determinations, which Telecom had used as the basis for accruing in 2004 and 2005 TSO revenue. Adopting the approach used by the Commission in its latest determination resulted in a one-off adjustment to the accrued TSO receivable.

Contractual settlements

Telecom recognised an expense of $7 million for the estimated liability from unsuccessful outcomes relating to historic issues under the Fair Trading Act.

Telecom also recognised an expense of $5 million for the cost of terminating an agreement with Hutchison Whampoa Limited to receive 3G mobile services for Telecom’s New Zealand business. Telecom and Hutchison Whampoa have entered into a new agreement that reflects future wireless broadband options.

NOTE 4 DIVIDENDS

Shares Issued in Lieu of Dividends

Telecom established a dividend reinvestment plan effective from the third quarter of the year ended 30 June 2000. Under the plan shareholders can elect to receive dividends in cash or additional shares. In respect of the three months ended 30 September 2006, 20,806,561 shares with a total value of $83 million were issued in lieu of a cash dividend (three months ended 30 September 2005: 5,726,982 shares with a total value of $35 million; year ended 30 June 2006: 21,155,557 shares with a total value of $114 million).

7

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 5 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Three months ended 30 September		Year ended 30 June 2006 $
(Dollars in millions)	2006 $	2005 $
Net earnings attributable to shareholders	224	199	(435)

Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	158	170	705
Bad and doubtful accounts	9	8	38
Deferred income tax	2	(12)	82
Minority interests in losses of subsidiaries	1	1	4
Other gains, expenses and impairment	(20)	—	1,275
Other	(4)	(7)	(9)

Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
(Increase)/decrease in accounts receivable and related items	(28)	47	44
Decrease/(increase) in inventories	3	(13)	3
Increase in current taxation	88	120	135
Decrease in accounts payable and related items	(11)	(45)	(35)

Net cash flows from operating activities	422	468	1,807

NOTE 6 COMMITMENTS

Operating Leases

Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 30 September 2006, minimum rental commitments for all non-cancellable operating leases were $292 million (30 September 2005: $314 million; 30 June 2006: $342 million).

Finance Leases

Telecom has entered into the sale and leaseback of certain assets. At 30 September 2006, commitments for finance leases were nil (30 September 2005: nil; 30 June 2006: nil).

Capital Commitments

At 30 September 2006, capital expenditure amounting to $81 million (30 September 2005: $163 million; 30 June 2006: $89 million), had been committed under contractual arrangements, with substantially all payments due within two years. The capital expenditure commitments principally relate to telecommunications network assets.

8

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

NOTE 7 CONTINGENCIES

Lawsuits and Other Claims

In March 2004, the Commerce Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of s36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that s36 of the Commerce Act was breached, a pecuniary penalty, and costs.

In July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

Various other minor lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom’s interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom’s business, financial condition or results of operations.

All of the proceedings summarised above have been commenced in the High Court of New Zealand unless otherwise stated.

Bank Guarantees

AAPT had issued bank guarantees totalling A$5 million as at 30 September 2006 (30 September 2005: A$5 million; 30 June 2006: $5 million).

Cross Border Lease Guarantees

Telecom has entered into several cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transaction. The likelihood of losses in respect of these matters is considered to be remote.

NOTE 8 SIGNIFICANT EVENTS AFTER BALANCE DATE

Declaration of Dividend

On 3 November 2006, the Board of Directors approved the payment of a first quarter dividend of $139 million, representing 7.0 cents per share. In addition, a supplementary dividend totalling approximately $18 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

Conclusion of Yellow Pages Group Scoping Study

Telecom had previously announced that it was undertaking a scoping study to assess future options for its Yellow Pages Group (“YPG”), including potential sale alternatives. Subsequent to balance date, the Board of Telecom has concluded that a sale would be in the best interests of the Telecom Group and its shareholders in the long term. Accordingly, Telecom proposes to offer YPG for sale by way of a competitive sale process and expects to complete any sale by the end of the 2007 financial year.

9

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 9 SEGMENTAL REPORTING

For the quarter ended 30 September 2006

(Dollars in millions)	NZ Business $	NZ Consumer $	NZ Technology and Enterprises $	Australian Operations $	Corporate and Other $	Eliminations and other items $	Total $
External revenue	452	424	93	352	159	20	1,500
Internal revenue	—	—	6	4	55	(65)	—

Total revenue	452	424	99	356	214	(45)	1,500
Earnings before interest and tax	273	276	(206)	(9)	34	20	388

For the quarter ended 30 September 2005

(Dollars in millions)	NZ Business $	NZ Consumer $	NZ Technology and Enterprises $	Australian Operations $	Corporate and Other $	Eliminations and other items $	Total $
External revenue	468	414	96	322	133	—	1,433
Internal revenue	—	—	6	5	52	(63)	—

Total revenue	468	414	102	327	185	(63)	1,433
Earnings before interest and tax	281	261	(197)	(14)	32	—	363

NOTE 10 QUARTERLY FINANCIAL INFORMATION

(Dollars in millions, except per share amounts)	Operating revenues $	EBITDA* $	Earnings /(loss) before interest and tax $	Net earnings/loss attributable to shareholders $	Net earnings /loss per share $
Quarter ended:
30 September 2006	1,500	545	388	224	11¢

Quarter ended:

30 September 2005	1,432	533	363	199	10¢
31 December 2005	1,482	(333)	(508)	(665)	(34)¢
31 March 2006	1,447	582	404	222	11¢
30 June 2006	1,454	140	(42)	(191)	(10)¢

Year ended 30 June 2006	5,815	922	217	(435)	(22)¢

*	Earnings before interest, taxation, depreciation and amortisation.

Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the year.

10

Exhibit 1.2

MANAGEMENT COMMENTARY

3 November 2006

Results for the quarter ended 30 September 2006

Note: Other than the analysis of Australian Operations results, which are presented in Australian dollars (“AUD”), all monetary amounts in this management commentary are expressed in New Zealand dollars (“NZD”) unless otherwise stated.

OVERVIEW OF CONSOLIDATED RESULTS

Telecom reported net earnings of $224 million for the quarter ended 30 September 2006 (“Q1 2006-07”) compared to net earnings of $199 million for the quarter ended 30 September 2005 (“Q1 2005-06”). Reported net earnings for Q1 2006-07 were impacted by an abnormal gain on the sale of Telecom Samoa Cellular Limited of $20 million.

Excluding the impact of the abnormal item, adjusted net earnings for Q1 2006-07 of $204 million represent an increase of 2.5% on adjusted earnings for Q1 2005-06 of $199 million.

Results for Telecom’s NZ Operations strengthened, with growth in EBITDA of 3.2% for Q1 2006-07. This reflected robust growth in mobile and directories revenue, while costs remained stable. Results for Australian Operations continued to reflect a difficult competitive environment with EBITDA for Q1 2006-07 of A$5 million compared to A$24 million for Q1 2005-06.

Reported results are summarised in the table below.

	Quarter ended 30 September
Telecom Group Reported Earnings	2006 $m	2005 $m	Change %
Operating revenues (excluding abnormals)	1,480	1,433	3.3
Operating expenses	(955)	(900)	6.1
Abnormal items	20	—	NM

EBITDA*	545	533	2.3
Depreciation and amortisation	(157)	(170)	(7.6)

Earnings before interest and tax	388	363	6.9
Net interest expense	(67)	(64)	4.7

Earnings before tax	321	299	7.4
Tax expense	(96)	(99)	(3.0)
Minority interest	(1)	(1)	—

Net earnings	224	199	12.6

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

    NM = Not a Meaningful Comparison

Reported net earnings for the quarter ended 30 September 2006 included an abnormal gain of $20 million arising on the sale of its 90% owned subsidiary Telecom Samoa Cellular Limited (‘TSCL”) in September 2006.

The adjustment to remove the effect of this abnormal item is shown in the table below.

Adjustments to reported net earnings	Quarter ended 30 September
	2006 $m	2005 $m	Change %
Reported net earnings	224	199	12.6
Adjusted for:
Gain on sale of TSCL	(20)	—	NM

Adjusted net earnings	204	199	2.5

NM = Not a Meaningful Comparison

Telecom’s adjusted earnings are summarised in the table below.

Telecom Group Adjusted Earnings	Quarter ended 30 September
	2006 $m	2005 $m	Change %
Adjusted operating revenues	1,480	1,433	3.3
Adjusted operating expenses	(955)	(900)	6.1

Adjusted EBITDA*	525	533	(1.5)
Depreciation and amortisation	(157)	(170)	(7.6)

Adjusted earnings before interest and tax	368	363	1.4
Net interest expense	(67)	(64)	4.7

Adjusted earnings before tax	301	299	0.7
Adjusted tax expense	(96)	(99)	(3.0)
Minority interest	(1)	(1)	—

Adjusted net earnings	204	199	2.5

*	Earnings Before Interest, Taxation, Depreciation and Amortisation

The increase in adjusted net earnings for the quarter ended 30 September 2006 compared to the quarter ended 30 September 2005 reflected lower depreciation expense as a result of the write-down of property, plant and equipment included in the impairment charge for Australian Operations recognised at 30 June 2006.

KEY TRENDS

Telecom’s operating results for Q1 2006-07 largely reflect the ongoing evolution of significant trends seen in the previous year as a result of shifts occurring in the business. Recent financial performance and operating trends will however prove a less reliable guide to future performance, as the effect of the May 2006 regulatory announcements in New Zealand begin to take effect. The New Zealand Government has announced a comprehensive set of proposed changes to telecommunications regulation, including proposals to extend the range of regulated wholesale broadband services, and introduce local loop unbundling (LLU) to the New Zealand marketplace. In addition, the Government has recently scheduled reviews of mobile market regulation, and is in the process of conducting a review as to whether some form of operational or structural separation model for Telecom is warranted.

The Telecommunications Amendment Bill was introduced to the New Zealand Parliament on 29 June 2006, and at this stage it is too early to predict final outcomes regarding whether a form of separation between the retail and network parts of the business will be mandated and if so in what form, as well as key pricing and service requirements. The process of finalising the legislation and implementing the detailed recommendations is expected to take the majority of the 2006-07 financial year. While the legislative and regulatory timetable suggest that the direct effects of the new regulatory regime may not be felt until 2007-08 fiscal year, Telecom is likely to proactively reset its strategies to reposition itself for the new environment. These strategies will directly impact capital and operating plans in 2006-07. These impacts are further discussed on pages 4 and 5.

New Zealand Operations

■	Growth in mobile voice and data revenue continues, with an increase of 7.4% in Q1 2006-07. This has been the result of significantly enhanced uptake of mobile data services, with growth in mobile data revenues of 34.2% for Q1 2006-07 compared to Q1 2005-06. After moderating in the previous quarter, connection growth strengthened again in Q1 2006-07, with an additional net 68,000 connections added during the quarter.

Market penetration of mobile connections is trending towards 100% and the rate of penetration growth is expected to slow in the near to medium term. Future mobile data revenue growth is expected to be driven by growth in applications and content. Future mobile voice revenues will be driven by share of connections and rate of substitution from fixed line services. As an integrated operator, Telecom also has a focus on the convergence of fixed and mobile services, which is expected to gain momentum in future periods. The Commerce Commission’s current review of mobile market regulation could ultimately result in increased competitive intensity in the mobile market, and place further pressure on retail and wholesale prices. While the exact form of regulation is currently unknown, the objectives of the review appear to focus on facilitating the entry of new competitors, and encouraging the formation of wholesale mobile virtual network operator (MVNO) models.

■	Significant growth in uptake of broadband services in New Zealand has also continued. Total broadband connections increased by 51,000 in Q1 2006-07. The effect of this growth on revenue was however dampened in Q1 2006-07 by realignment of pricing for business customers resulting in reduced revenue from the business segment.

The introduction of Unconstrained Bitstream Services (UBS), naked DSL and LLU are likely to have the effect of accelerating the rate of broadband penetration, and may result in further downward pressure on wholesale and retail broadband prices. More importantly, the advent of naked DSL and LLU pose threats to Telecom’s fixed line access relationship with customers, and could accelerate the rate of decline in traditional telephony services such as calling.

■	Longer term, Telecom has announced that it will invest in ADSL2+ technology to deliver the next generation of broadband services, ensuring that broadband will remain a key driver of Telecom’s results in the future.

■	Directories revenue continues to display solid growth as a result of volume and price increases for printed directories, the release of new print products and increasing amount of revenue derived from online directory and search services.

■	Offsetting these growing parts of the business, Telecom’s traditional calling business continues to decline due to ongoing product substitution and competitive pressure. Excluding the impact of international transit revenue, the decrease in calling revenue in New Zealand Operations was 4.9% in Q1 2006-07.

The rate of decline in calling is expected to be impacted by the introduction of naked DSL and LLU regulated services. Refer to the previous discussion on broadband services above.

■	The overall operating margin percentage in the New Zealand business continues to come under pressure, given the shift in revenue mix from the high-margin traditional calling business to lower margin new business (particularly the IT services business, which is less capital intensive than Telecom’s traditional business). The growth in the mobile and broadband customer bases also continues to have a negative short-term impact on costs and margins, driving significantly greater customer acquisition and provisioning costs and necessitating investment in additional customer service capability.

■	In light of these factors, particularly the decline in the calling business, Telecom is pursuing operating cost efficiency initiatives to offset the negative impact of these trends. Longer term, Telecom is seeking to redesign its operating model to a fundamentally lower cost approach in order to maintain satisfactory operating margins.

Australian Operations

■	Competitive conditions impacting on Telecom’s Australian operations continue to be highly challenging. Retail prices continue to decline across all products, while wholesale prices have risen sharply following revisions to key supplier arrangements. This has resulted in a substantial decline in margins. These negative trends have been exacerbated by a deferral of project spend by Telecom’s enterprise customers.

■	To respond to the challenges that the Australian operations are facing, further significant investment has been made in sales, customer service and IT capabilities in AAPT in order to support improved customer acquisition and retention. This investment continues to have a negative impact on costs and free cash flow in the short-term. This investment continues in 2006-07, and is part of a comprehensive strategic programme designed to fundamentally reposition AAPT services in the mass market.

■	Subsequent to 30 September 2006, Telecom finalised two significant supply arrangements for network and access services in Australia. The separate agreements with Telstra Corporation and PowerTel Limited provide for a comprehensive array of network and carriage services for Telecom’s Australian operations and secure short and long-term supply arrangements and underlying pricing.

The net impact of the new Telstra and PowerTel arrangements will be to lower input costs while extending the range of high speed broadband services AAPT and Gen-i Australia can offer residential and business customers. The timeline for migrating certain access services to the new PowerTel arrangement is presently uncertain and as such, limited direct finanical benefits are anticipated in the 2006-07 financial year.

FUTURE EXPECTATIONS

As discussed in the “Key Trends” section, expectations around Telecom’s future financial and operating performance have been materially impacted by the recently announced proposed changes to telecommunications regulation in New Zealand. While the specific changes have yet to be finalised, the cumulative effect of the proposed changes is likely to place downward pressure on operating margins and retail market share.

While the exact form of regulation, timetable for implementation, and likely competitor responses are uncertain, Telecom has begun to revise its strategies to proactively respond to the changes in the new environment. Specifically, Telecom intends to:

■	increase the level of investment and service offerings designed to attract high value customers to integrated service packages;

■	further address the efficiency of current business processes; and

■	accelerate the introduction of the “Next Generation Telecom” (“NGT”) business model. This model is a longer-term programme designed to fundamentally reduce the operating cost structure of the future business via a radical simplification of consumer and business offers and the construction of a next generation access network with related enhancements in service, provisioning, and product development capability.

Telecom has proposed a form of operational separation as a response to the new regulatory environment. The proposed model would operationally separate the retail business units from the network and wholesale units, and reinforce the separation with legally binding undertakings, independent and auditable oversight, and other structural changes designed to support non-discriminatory treatment of competitors. In subsequent discussion with parliamentary officials and the Finance and Expenditure Select Committee, Telecom has discussed potential variants to the original proposed from of separation that would bring the model further into line with the operational separation model adopted in the United Kingdom. The Finance and Expenditure Select Committee is due to report back to Parliament on the proposed legislation in early December 2006.

For 2006-07, Telecom currently expects the following impacts in the New Zealand business:

■	An increase in the rate of Broadband acquisition. Telecom is currently targeting 520,000 retail fixed and mobile broadband business and consumer customers by 30 June 2007.

■	A moderation in the growth rate of mobile service revenues. The mobile market is approaching 100% penetration levels, and is subject to a pending review of mobile market regulation.

■	The cumulative impact of the underlying trends, direct regulatory effects, and investments in revised strategies is currently expected to be a decline in 2006-07 EBITDA for New Zealand operations of 1.5 to 3.0% compared to 2005-06.

For 2006-07, Telecom currently expects the following outcomes in the Australian business:

■	EBITDA to be materially lower than the 2005-06 levels of $A75 million. Current forecasts for the Australian business indicate a range of $A40 million to $A50 million, subject to certain key assumptions. While Telecom has recently concluded new commercial arrangements for network services which should materially benefit future periods, the timeline for implementing the new arrangements are presently uncertain and are subject to normal execution risks. In addition, Telecom continues to invest heavily in the new business model and the combination of these factors creates the potential for material short-term variability in forecasts for Australian operations during the 2006-07 year.

Telecom currently expects net profit after tax, excluding abnormal items, for the year ending 30 June 2007 to be within the range of $820 million to $860 million.

Telecom’s current capital expenditure forecast for the 2006-07 financial year is approximately $800 million. Forecast capital expenditure incorporates Telecom’s decision to acquire additional Southern Cross capacity in the current financial year. Group depreciation and amortisation expense for 2006-07 is expected to be within the range of $640 million to $670 million, of which $570 million to $585 million relates to New Zealand and $70 million to $85 million relates to Australia. The majority of the impairment charge in respect of the Australian operations at 30 June 2006 was applied against property, plant and equipment, and as a result, depreciation expense in 2006-07 will be at correspondingly lower levels.

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words “believe”, “expect”, “will”, “estimate”, “project”, “forecast”, “should”, “anticipate”, “intend” and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

DIVIDEND POLICY AND LONG-TERM CAPITAL MANAGEMENT

At the full year announcement in August 2006 the Board of Telecom advised that it was the company’s intention, subject to there being no material adverse change in circumstances or operating outlook, to target an ordinary dividend payout ratio of approximately 75% of net earnings (after adding back relevant non-cash items) for the 2006-07 fiscal year.

Subject to there being no material adverse changes in circumstances, dividends from each of the first three quarters of the year ended 30 June 2007 will be 7.0 cps. The dividend for the fourth quarter of that year will be set to achieve the target full year payout ratio.

In accordance with this policy the Board has declared a first quarter dividend of 7.0 cps.

The Board continues to be committed to Telecom maintaining strong “single A” credit ratings from Moody’s Investors Service and Standard and Poor’s and its capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, cash flow, cost of capital, and level of imputation credits. As a guide, the Board expects Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of gross debt to EBITDA would not materially exceed 1.7 times on a long-run basis.

First Quarter Ordinary Dividends
Ordinary Shares	7.0 cents
American Depositary Shares	*US 37.04 cents

Supplementary dividend (to non-resident shareholders)
Per ordinary share	1.24 cents
Per American Depositary Share	*US 6.53 cents

“Ex” dividend dates
New Zealand Exchange	27 November 2006
Australian Stock Exchange	20 November 2006
New York Stock Exchange	20 November 2006

Books closing dates
New Zealand, Australian Stock Exchanges	24 November 2006
New York Stock Exchange	22 November 2006

Payment dates
New Zealand, Australia	8 December 2006
New York	15 December 2006

*	Based on an exchange rate at 6 October 2006 of NZ$1.00 to US$0.6615 and a ratio of eight ordinary shares per one American Depository Share.

Dividend Reinvestment Policy

The Dividend Reinvestment Plan has been retained. A 3% discount to the prevailing market price will be applied to shares issued under the Dividend Reinvestment Plan.

TELECOM GROUP RESULT

A further breakdown of reported group results is provided in the table below.

Telecom Group Result	Quarter ended 30 September
	2006 $m	2005 $m	Change %
Operating revenues and other income
Local service	271	272	(0.4)
Calling	357	355	0.6
Interconnection	50	52	(3.8)
Mobile	226	213	6.1
Data	141	153	(7.8)
Broadband and internet	119	107	11.2
IT services	85	93	(8.6)
Other operating revenue	231	188	22.9
Abnormal income	20	—	NM

	1,500	1,433	4.7
Operating expenses
Labour	214	203	5.4
Intercarrier costs	326	307	6.2
Other operating expenses	415	390	6.4

	955	900	6.1

EBITDA*	545	533	2.3

Depreciation	115	127	(9.4)
Amortisation	42	43	(2.3)

Depreciation and amortisation	157	170	(7.6)

Earnings before interest and tax	388	363	6.9

Net interest expense	67	64	4.7
Income tax expense	96	99	(3.0)
Minority interest	1	1	—

Net earnings	224	199	12.6

*	Earnings before Interest, Taxation, Depreciation and Amortisation

    NM = Not a Meaningful Comparison

Total revenue of $1,500 million for Q1 2006-07 increased by $67 million (4.7%) compared to Q1 2005-06. Broadband and internet revenue grew, reflecting increased broadband penetration, particularly within Australian Operations. Growth in mobile revenue of $13 million arose in NZ Operations and resulted from growth in the customer base and penetration of mobile data services. Growth in other operating revenue reflects growth in resale revenue in Australian Operations of $27 million. Growth across these revenue categories has been partly offset by lower interconnection, data and IT services revenues.

Operating expenses for Q1 2006-07 increased by $55 million (6.1%) compared to Q1 2005-06.

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

	Quarter ended 30 September
	2006 $m	2005 $m	Change %
Cash flows
Net cash flows from/(applied to):
Operating activities	422	468	(9.8)
Investing activities	(232)	94	(346.8)
Financing activities	(191)	(638)	(70.1)

Net cash flow	(1)	(76)	(98.7)

NM = Not a Meaningful Comparison

A detailed breakdown of the cash flow can be found in the Appendices.

Net cash flows from operating activities decreased by $46 million (9.8%) for Q1 2006-07. The movement is due to lower cash receipts from customers and higher payments to suppliers and employees compared to the prior period. A significant portion of the decline in operating cash flow reflects the fact that in Q1 2006-07 AAPT made payments to Telstra of A$25 million for amounts previously withheld as a result of disputes in the 2005-06 financial year.

The net cash outflow for investing activities increased by $326 million (346.8%) for Q1 2006-07 compared to the prior period. This movement is mainly due to the receipt of cash from the sale of INL in the prior year.

The net cash outflow for financing activities decreased by $447 million (70.1%) for Q1 2006-07. The decrease in financing cash outflows was primarily due to a decrease in the dividend paid compared to the prior period and the repayment of short term debt in the prior year, partly offset by the repayment of long term debt and derivatives in the current year.

Telecom believes that its working capital is sufficient for its requirements. Telecom has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, anticipated capital expenditure, dividends and investments.

The net debt to net debt plus equity ratio was 73.7% at 30 September 2006, compared to 77.5% at 30 June 2006 (net debt is defined as total debt plus total derivative liabilities less cash, short-term investments and derivative assets).

Net debt was $3,558 million at 30 September 2006, a decrease of $94 million from net debt at 30 June 2006 of $3,652 million.

OVERVIEW OF SEGMENTAL RESULTS

Telecom operates integrated businesses in New Zealand and Australia. Segmental reporting therefore principally reflects the integrated nature of the business.

Corporate expenses are not allocated to the operating segments and are included separately in a Corporate and Other category, along with other items that management excludes in assessing segment performance due primarily to their non-recurring and/or non-operational nature.

Telecom measures and evaluates the reporting segments based on earnings from Operations (defined as earnings before interest and tax, excluding abnormal items).

Telecom’s earnings from Operations excluding abnormal items for the quarter ended 30 September 2006 were $368 million, compared to $363 million for the quarter ended 30 September 2005. The table on the following page details revenues, expenses and earnings from operations by reporting segment.

Summary of Segment Results

	Quarter ended 30 September
	2006 $m	2005 $m	Change %
NZ Operations
Operating revenues	1,146	1,127	1.7
Operating expenses	(603)	(601)	0.3

EBITDA*	543	526	3.2
Depreciation and amortisation	(140)	(125)	12.0

Earnings from operations	403	401	0.5

Australian Operations
Operating revenues	356	326	9.2
Operating expenses	(350)	(298)	17.4

EBITDA*	6	28	(78.6)
Depreciation and amortisation	(15)	(42)	(64.3)

Earnings from operations	(9)	(14)	(35.7)

Corporate and Other
Operating revenues	3	2	50.0
Operating expenses	(27)	(23)	17.4

EBITDA*	(24)	(21)	14.3
Depreciation and amortisation	(2)	(3)	(33.3)

Earnings from operations	(26)	(24)	(8.3)

Eliminations #
Operating revenues	(25)	(22)	13.6
Operating expenses	25	22	13.6

EBITDA*	—	—	—
Depreciation and amortisation	—	—	—

Earnings from operations	—	—	—

Telecom Group
Operating revenues	1,480	1,433	3.3
Operating expenses	(955)	(900)	6.1

EBITDA*	525	533	(1.5)
Depreciation and amortisation	(157)	(170)	(7.6)

Earnings from operations	368	363	1.4

*	Earnings before Interest, Taxation, Depreciation and Amortisation
#	Eliminations remove the impact of internal transactions

NZ OPERATIONS

NZ OPERATIONS

Within its integrated NZ Operations, Telecom provides fixed line and value added services for voice and data communications, wireless services for voice and data communications, calling and managed data network services between New Zealand, Australia and the rest of the world, internet access and online services, IT services and directories publishing.

The results for NZ Operations are set out in the table below.

	Quarter ended 30 September
	2006 $m	2005 $m	Change %
Operating revenues
Local service	263	263	—
Calling	255	251	1.6
Interconnection	38	41	(7.3)
Mobile	202	188	7.4
Data	106	108	(1.9)
Broadband and internet	81	83	(2.4)
IT services	85	93	(8.6)
Directories	69	62	11.3
Other operating revenue	27	22	22.7
Internal revenue	20	16	25.0

	1,146	1,127	1.7

Operations and support expenses
Labour	141	138	2.2
Intercarrier costs	134	128	4.7
Other operating expenses	323	329	(1.8)
Internal expenses	5	6	(16.7)

	603	601	0.3

EBITDA	543	526	3.2
Depreciation	107	94	13.8
Amortisation	33	31	6.5

Earnings from operations	403	401	0.5

Overview of Results

Earnings from operations of $403 million for Q1 2006-07 increased by $2 million (0.5%) compared to Q1 2005-06.

Operating revenues increased by $19 million (1.7%) for Q1 2006-07, with increased calling, mobile, directories, other, and internal revenues being partly offset by declines in interconnection, data, broadband and internet, and IT services revenues.

Calling revenue increased by $4 million (1.6%) for Q1 2006-07 compared to the corresponding period in the prior year. The increase is due to increased international transit revenue, partly offset by declines in national and international outwards calling. The increase in international transit revenue is offset by a corresponding increase in international settlement costs.

NZ OPERATIONS

The increase in mobile revenue was due to strong growth in mobile data.

Broadband and internet revenue decreased by $2 million (2.4%) for Q1 2006-07 compared to the corresponding period in the prior year largely due to the continued decline in dial-up revenues and a decline in business broadband revenues due to a realignment of prices for business customers to bring the pricing more in line with residential offerings.

IT services revenue decreased by $8 million (8.6%) for Q1 2006-07 compared to the corresponding period, due largely to Q1 2005-06 including Australian operations which were transferred to AAPT at the beginning of Q2 2005-06.

Operations and support expenses increased by $2 million (0.3%) for Q1 2006-07 compared to the corresponding period in the prior year, with increased labour and interconnection costs, lower mobile acquisitions, upgrades and dealer commissions sales costs, and lower IT services sales costs.

Further analysis of the NZ Operations result follows.

NZ OPERATIONS

Local Service Revenue

Local service revenues were stable for Q1 2006-07 compared to Q1 2005-06, with the increase in access revenues of $3 million (1.3%) offset by a decrease in local call revenues of $3 million (15.0%).

The increase in access revenues for Q1 2006-07 is due to the consumer price index increase in March 2006. The decline in local call revenues is due largely to businesses migrating from dial-up internet access to broadband (with a corresponding shift in revenue from local service to broadband and internet) and declining call volumes as a result of competitive pressure.

Wholesaling of residential access lines commenced in Q3 2004-05. As at 30 September 2006, 73,000 of Telecom’s residential access lines were wholesale connections.

	Quarter ended 30 September
	2006	2005	Change %
Business & residential access
Revenue ($m)	228	225	1.3
Access lines
Residential:
Retail (000s)	1,338	1,352	(1.0)
Wholesale (000s)	73	66	10.6

Total Residential (000s)	1,411	1,418	(0.5)
Business:
Retail (000s)	253	253	—
Wholesale (000s)	50	51	(2.0)

Total Business (000s)	303	304	(0.3)
Centrex lines (000s)	66	68	(2.9)

Local calls*
Revenue ($m)	17	20	(15.0)
Call minutes (m)	490	594	(17.5)

Smartphone, messaging and call track
Revenue ($m)	18	18	—

Total Local Service Revenue	263	263	—

Consumer Local Service ( $m)	165	162	1.9
Business Local Service ($m)	80	83	(3.6)
Wholesale Local Service ( $m)	18	18	—

	263	263	—

*	Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls

NZ OPERATIONS

Calling Revenue

Calling revenue is broken down as follows:

	Quarter ended 30 September
	2006 $m	2005 $m	Change %
Calling revenue
National	139	150	(7.3)
International	103	89	15.7
Other	13	12	8.3

	255	251	1.6

National Calling Revenue

	Quarter ended 30 September
	2006	2005	Change %
National calls
Revenue ($m)	43	51	(15.7)
Call minutes (m)	432	480	(10.0)
Average price (cents)	10.0	10.6	(5.7)

Calls to mobile networks
Revenue ($m)	71	74	(4.1)
Call minutes (m)	199	183	8.7
Average price (cents)	35.7	40.4	(11.6)

National 0800
Revenue ($m)	23	23	—
Call minutes (m)	160	163	(1.8)
Average price (cents)	14.4	14.1	2.1

Operator services
Revenue ($m)	2	2	—

Total National Calling Revenue	139	150	(7.3)

Consumer National Calling	70	77	(9.1)
Business National Calling	64	69	(7.2)
Wholesale National Calling	5	4	25.0

	139	150	(7.3)

Total national calling revenue (including national calls, calls to mobile networks, and national 0800) decreased by $11 million (7.3%) for Q1 2006-07 compared to the corresponding period in the prior year. Revenue from national calls decreased by $8 million (15.7%) for Q1 2006-07 with competitive pressure in retail and wholesale driving 5.7% lower average prices. Volume was 10.0% lower largely due to substitution (with a related increase in volume in mobile calls and calls to mobile networks).

NZ OPERATIONS

Revenue from calls to mobile networks decreased $3 million (4.1%) for Q1 2006-07 compared to the corresponding period in the prior year. As outlined in the table, average prices decreased 11.6%, partly offset by an 8.7% increase in call minutes. National 0800 revenue was stable, with the 1.8% decrease in call minutes offset by a 2.1% increase in average prices.

International Calling Revenue

International calling revenue for NZ Operations comprises outward calling revenue, where New Zealand customers make calls originating in New Zealand and terminating overseas; inwards calling revenue, where calls originated by overseas carriers terminate on Telecom’s networks; and transit calling revenue, where Telecom acts as an intermediary carrier of international calls.

The breakdown of international calling revenue is shown in the table below.

	Quarter ended 30 September
	2006 $m	2005 $m	Change %
International calling revenue
International outward	31	32	(3.1)
International inward	10	9	11.1
International transits	62	48	29.2

	103	89	15.7

International calling revenue increased by $14 million (15.7%) for Q1 2006-07 compared to the corresponding period in the prior year, largely due to an increase in gross transit revenues. Excluding transit revenues, international calling revenue was stable for Q1 2006-07 compared to the corresponding period in the prior year. An analysis of volumes and average price is shown in the following table.

NZ OPERATIONS

	Quarter ended 30 September
	2006	2005	Change %
Outwards calls
Revenue ($m)	31	32	(3.1)
Call minutes (m)	160	160	—
Average price (cents)	19.4	20.0	(3.0)

Retail Outward Calls ($m)	27	29	(6.9)
Wholesale Outward Calls ($m)	4	3	33.3

	31	32	(3.1)

Inwards calls
Revenue ($m)	10	9	11.1
Call minutes (m)	162	157	3.2
Average price (cents)	6.2	5.7	8.8

Transits
Revenue ($m)	62	48	29.2
Intercarrier costs ($m)	52	37	40.5

Net margin ( $m)	10	11	(9.1)
Call minutes (m)	819	615	33.2
Average margin per minute (cents)	1.2	1.8	(33.3)

Outwards calling revenue decreased by $1 million (3.1%) for Q1 2006-07 compared to the corresponding period in the prior year, due to a 3.0% decline in average prices. Call volumes were stable.

Inwards calling revenue increased by $1 million (11.1%) for Q1 2006-07. The increase was driven by a combination of small increases in average prices and volumes.

Transit revenue increased by $14 million (29.2%) for Q1 2006-07 as a result of strong volume growth. As margins per minute have declined in a tight market, volume growth has been required to grow overall margin from the transit business. This strong growth in volumes results in a corresponding increase in international settlement costs (see “Intercarrier Costs”).

The net margin from transits decreased by $1 million (9.1%) for Q1 2006-07 compared to the corresponding period in the prior year, with the decline in average margin per minute more than offsetting the impact of higher volumes.

NZ OPERATIONS

Interconnection Revenue

	Quarter ended 30 September
	2006 $m	2005 $m	Change %
Interconnection
PSTN interconnection	18	18	—
Mobile interconnection	20	23	(13.0)

	38	41	(7.3)

Interconnection revenue decreased by $3 million (7.3%) for Q1 2006-07 compared to the corresponding period in the prior year. The decrease in mobile interconnection revenue for Q1 2006-07 is principally due to a reduction in revenue billed to interconnection carriers, with a corresponding decrease in intercarrier costs (see “Intercarrier costs”).

Mobile Revenue

	Quarter ended 30 September
	2006	2005	Change %
Mobile revenue ($m)
Voice revenue	130	131	(0.8)
Data revenue	51	38	34.2

Mobile voice and data	181	169	7.1
Other mobile	21	19	10.5

Total mobile	202	188	7.4

Call minutes (m)	350	322	8.7

Average Revenue Per User (“ARPU”)
ARPU - $ per month
Postpaid	65.4	70.5	(7.2)
Prepaid	12.9	10.6	21.7
Total	35.0	34.3	2.0

Voice	25.1	26.6	(5.6)
Data	9.9	7.7	28.6

CDMA	36.0	44.8	(19.6)
TDMA	14.3	6.2	130.6

Total ARPU including interconnection	45.7	47.2	(3.2)

Mobile revenue increased by $14 million (7.4%) for Q1 2006-07 compared to the corresponding period in the prior year.

Mobile voice and data revenue increased by $12 million (7.1%) for Q1 2006-07 compared to the corresponding period in the prior year. This increase reflected growth in data revenues through higher data volumes. Voice revenues were relatively stable. Call minutes for Q1 2006-07 increased 8.7% compared to the corresponding period in the prior year primarily due to an increase in the connection base.

NZ OPERATIONS

Other mobile revenue increased $2 million (10.5%) for Q1 2006-07, driven by increased per unit handset sales revenues offset by lower volumes, and repairs revenue.

Mobile revenue excludes any revenue from terminating calls and text messaging from competitors’ networks, which is included in interconnection revenue.

Postpaid ARPU decreased 7.2% for Q1 2006-07, while prepaid ARPU increased by 21.7% for Q1 2006-07 compared to the corresponding period in the prior year. Postpaid ARPU has decreased due to the dilution impact of the integrated call plan offering that has a zero access fee element, which is popular with customers that would have previously connected as prepaid. Prepaid ARPU has increased due to a combination of increased data revenues and the removal of inactive connections from the TDMA connection base in Q4 2005-06. Total ARPU (excluding interconnection) for Q1 2006-07 increased 2.0% due to the increase in prepaid ARPU and the higher percentage of active prepaid customers on the base. CDMA ARPU has decreased due to a decrease in postpaid ARPU and an increasing proportion of prepaid connections in the CDMA base. TDMA ARPU has increased due to the removal of inactive connections from the TDMA connection base in Q4 2005-06.

Revenue from CDMA connections now comprises approximately 98% of total Q1 2006-07 mobile voice and data revenues, compared to 95% in Q1 2005-06. Closure of the TDMA network is scheduled to occur on 31 March 2007.

Total ARPU including interconnection decreased by 3.2% for Q1 2006-07 compared to the corresponding period in the prior year, predominantly due to lower per user interconnection revenues (interconnection includes notional revenue for PSTN calls to Telecom mobile networks based on market rates).

	30 September 2006			30 September 2005
	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total
Mobile connections at period end (000s)
CDMA
CDMA One	—	68	68	34	92	126
IXRTT/EVDO	717	913	1,630	572	559	1,131

Total CDMA connections	717	981	1,698	606	651	1,257
Three month active base (%)	100	93	96	100	95	97

TDMA
Total TDMA connections	23	42	65	54	356	410
Three month active base (%)	100	100	100	100	78	81

Internal connections (CDMA)	8	—	8	6	—	6

Total Connections	748	1,023	1,771	666	1,007	1,673

Total connections of 1,771,000 at 30 September 2006 grew by 98,000 (5.9%) over the twelve month period from 1,673,000 at 30 September 2005 (which includes a one-off write-down of 199,000 non-active TDMA connections from the base in Q4 2005-06 in anticipation of the TDMA network closure on 31 March 2007) and by 68,000 (4.0%) from 1,703,000 at 30 June 2006. Of the 30 September 2006 total connection base, 42.2% were postpaid connections, while 57.8% were prepaid connections.

Telecom had approximately 1,706,000 CDMA connections (including internal connections) at 30 September 2006, comprising 96.3% of total connections. CDMA external connections have increased by 441,000 (35.1%) during the year from 1,257,000 at 30 September 2005, with CDMA postpaid external connections increasing by 111,000 and CDMA prepaid connections by 330,000. CDMA external connections increased by 86,000 (5.3%) over the current quarter from 1,612,000 at 30 June 2006. Of the total CDMA connection base at 30 September 2006, 42.5% were postpaid connections and 57.5% were prepaid connections.

NZ OPERATIONS

Data Revenue

Data revenue decreased by $2 million (1.9%) for Q1 2006-07 compared to the corresponding period in the prior year. A breakdown of the key components of data revenue is provided in the following table:

	Quarter ended 30 September
	2006 $m	2005 $m	Change %
Data revenue
Managed IP data services:
Lanlink	21	25	(16.0)
Private office and high speed data	20	12	66.7
Other IP data	2	2	—

	43	39	10.3

Traditional data services:
Frame relay	6	7	(14.3)
Digital data services	12	17	(29.4)
ISDN	26	25	4.0
Leased data services	14	14	—
IP Net / Netgate	2	2	—
Miscellaneous data	3	4	(25.0)

	63	69	(8.7)

Total Data Revenue	106	108	(1.9)

Business data	93	93	—
Wholesale data	13	15	(13.3)

	106	108	(1.9)

The decline in data revenue for Q1 2006-07 has been driven by a decrease in traditional data services, partly offset by increased managed IP data services.

Managed IP data services revenue increased by $4 million (10.3%) for Q1 2006-07 compared to the corresponding period in the prior year. Lanlink decreased $4 million for Q1 2006-07 substantially due to migration of customers to Private office. Private office and high speed data growth of $8 million for Q1 2006-07 reflects growth in Private office connectivity and increased management of customers’ private office networks, combined with some product migration from Lanlink.

Traditional data services revenue decreased by $6 million (8.7%) for Q1 2006-07 compared to the corresponding periods in the prior year.

NZ OPERATIONS

Broadband and Internet Revenue

	Quarter ended 30 September
	2006	2005	Change %
Broadband revenue ($m)
Broadband revenue	61	59	3.4
Value added services revenue	5	4	25.0

Total broadband revenue	66	63	4.8

Consumer	33	25	32.0
Business	23	32	(28.1)
Wholesale	10	6	66.7

	66	63	4.8

Broadband connections* (000s)
Residential
Retail	307	191	60.7
Resale (Jestream partnering programme)	—	6	(100.0)

	307	197	55.8
Business
Retail	60	43	39.5
Resale (Jestream partnering programme)	—	6	(100.0)

	60	49	22.4

Total Connections
Retail	367	246	49.2
Wholesale	119	56	112.5

Total Connections	486	302	60.9

Internet revenue ($m)
Internet revenue	15	20	(25.0)

Active dial-up customers at period end (000s)	288	360	(20.0)
Total dial-up hours (m)	18.5	27.3	(32.2)
Average hours per active customer per month	20.2	24.2	(16.5)

Total Broadband and Internet Revenue ($m)	81	83	(2.4)

*	Broadband connections include all plans with download speeds of 256 kbps or greater

Broadband and internet revenue decreased by $2 million (2.4%) for Q1 2006-07 compared to the corresponding period in the prior year.

NZ OPERATIONS

Broadband revenue increased by $3 million (4.8%) for Q1 2006-07 compared to the corresponding period in the prior year. Consumer broadband revenue increased by $8 million (32.0%), driven by the continued uptake of Telecom’s broadband service. Business broadband revenue decreased by $5 million (28.1%), driven by the realignment of prices for business customers to bring the pricing more in line with residential offerings.

Total broadband connections of approximately 486,000 at 30 September 2006 increased by 184,000 (60.9%) from 30 September 2005, and by 51,000 since 30 June 2006 with retail residential connections increasing 28,000, retail business connections increasing 4,000 and wholesale connections increasing 19,000. Telecom no longer distinguishes between residential and business connections for its wholesale connections, and as a result wholesale connections are now reported on a total basis.

Internet revenue decreased $5 million (25.0%) for Q1 2006-07 driven by the continued migration of customers from dial-up internet to broadband. Total dial-up internet connections of approximately 288,000 at 30 September 2006 had decreased by 72,000 (20.0%) from 30 September 2005.

IT Services Revenue

IT services revenue includes provision of network based application services, management of customers’ information, communication and technology services and integration of these services.

	Quarter ended 30 September
	2006 $m	2005 $m	Change %
Procurement	39	37	5.4
Software solutions	4	6	(33.3)
IT solutions	37	40	(7.5)
Network delivered services	5	3	66.7
Other revenues	—	7	(100.0)

Total IT Services Revenue	85	93	(8.6)

IT services revenue decreased by $8 million (8.6%) for Q1 2006-07 compared to the corresponding period in the prior year.

The decrease in Q1 2006-07 IT services revenue was largely due to a $7 million decrease in Other revenues, with Q1 2005-06 including Australian operations ($5 million of revenue) which were transferred to AAPT at the start of Q2 2005-06. Other variances are attributable to timing of revenue streams.

Directories Revenue

Directories revenue of $69 million increased by $7 million (11.3%) for Q1 2006-07 compared to the corresponding period in the prior year, driven by price, volume increases and the introduction of new products in print directories along with increasing revenues from online services.

NZ OPERATIONS

Other Operating Revenue

	Quarter ended 30 September
	2006 $m	2005 $m	Change %
Other operating revenue
Equipment sales	8	8	—
Other International	9	8	12.5
Other miscellaneous revenue	10	6	66.7

	27	22	22.7

Other operating revenue increased by $5 million (22.7%) for Q1 2006-07.

Internal Revenue

NZ Operations internal revenue represents charges from the International group to AAPT for delivering AAPT’s international retail and wholesale voice traffic, the provision of international data circuits, and the supply of AAPT’s international internet services. Internal revenue increased by $4 million (25.0%) for Q1 2006-07 compared to the corresponding period in the prior year.

Operations and Support Expenses

Labour

	Quarter ended 30 September
	2006	2005	Change %
Labour ($m)	141	138	2.2

Personnel numbers
Total staff at 30 September	6,816	6,381	6.8

Labour expense increased by $3 million (2.2%) for Q1 2006-07 compared to the corresponding period in the prior year, due to a combination of additional resources focused on key customer related areas (including call centre support and frontline sales), insourcing core activities (broadband helpdesk and IT operations staff) and salary increases in line with market movements, partially offset by an increase in capitalised labour.

Personnel numbers of 6,816 at 30 September 2006 increased by 435 (6.8%) compared to 30 September 2005. The increase in personnel numbers results from a move to build internal capability to support the IT capital programme, and increased resources to support strategic initiatives (including additional call centre support and frontline sales). A portion of the growth in personnel numbers relates to staff involved in capital activities whose costs are capitalised, hence the growth in personnel numbers exceeds the growth in labour expense.

NZ OPERATIONS

Intercarrier costs

	Quarter ended 30 September
	2006 $m	2005 $m	Change %
Land to mobile, mobile to 0800 interconnection	23	28	(17.9)
Mobile interconnection	23	28	(17.9)
International settlements	88	72	22.2

	134	128	4.7

Intercarrier costs increased by $6 million (4.7%) for Q1 2006-07 compared to the corresponding period in the prior year, with the increase due to increasing international settlement costs.

Land to mobile and mobile to 0800 interconnection decreased by $5 million (17.9%) for Q1 2006-07 due to reduced costs paid to interconnection carriers. Mobile interconnection decreased by $5 million (17.9%) for Q1 2006-07 for the same reason. See “Interconnection Revenue” for the corresponding decrease in interconnection revenue.

International settlement costs increased by $16 million (22.2%) for Q1 2006-07 compared to the corresponding period in the prior year. This increase reflects strong growth in international transit volumes (see “International Calling Revenue” for the corresponding increase in transit revenue).

NZ OPERATIONS

Other operating expenses

	Quarter ended 30 September
	2006 $m	2005 $m	Change %
Other operating expenses

Direct costs:
Direct contractor costs	37	31	19.4
International cable maintenance and restoration	3	4	(25.0)
Support contracts and other directcosts	25	22	13.6

Total direct costs	65	57	14.0

Other sales costs:
Mobile acquisitions, upgrades and dealer commissions	70	80	(12.5)
IT services	43	51	(15.7)
Broadband & internet and other	22	17	29.4
Yellow Pages Group	7	7	—

Total other sales costs	142	155	(8.4)

Computer costs	38	39	(2.6)
Advertising, promotions and communications	27	26	3.8
Accommodation costs	21	17	23.5
Outsourcing	5	7	(28.6)
Travel	4	4	—
Bad Debts	6	6	—
Other	15	18	(16.7)

	323	329	(1.8)

Other operating expenses decreased by $6 million (1.8%) for Q1 2006-07 compared to the corresponding period in the prior year.

Direct costs increased by $8 million (14.0%) for Q1 2006-07 with the increase largely due to increased provisioning costs associated with higher broadband connections.

Other sales costs decreased by $13 million (8.4%) for Q1 2006-07 compared to the corresponding period in the prior year.

Mobile acquisitions, upgrades and dealer commissions decreased by $10 million (12.5%) for Q1 2006-07 compared to the corresponding period in the prior year, driven by lower volumes and lower costs for prepaid card commissions.

Other sales costs for IT services decreased by $8 million (15.7%) for Q1 2006-07 compared to the corresponding period in the prior year. This decrease was driven principally by lower revenue, and Q1 2005-06 included Australian operations (costs of $2 million) which were transferred to AAPT at the start of Q2 2005-06.

NZ OPERATIONS

Broadband & internet and other costs increased by $5 million (29.4%) for Q1 2006-07, largely due to the increase in broadband connections.

Accommodation costs increased by $4 million (23.5%) for Q1 2006-07 largely due to higher lease and rental costs and higher electricity costs.

Other expenses decreased by $3 million (16.7%) for Q1 2006-07 largely due to lower consultant costs.

Depreciation and amortisation

	Quarter ended 30 September
	2006 $m	2005 $m	Change %
Depreciation
Business	3	3	—
Consumer	2	2	—
T&E	94	82	14.6
International	8	7	14.3

	107	94	13.8
Amortisation
Business	1	—	NM
Consumer	1	—	NM
T&E	21	21	—
Yellow Pages Group	1	1	—
International	9	9	—

	33	31	6.5
Total Depreciation and Amortisation ($m)	140	125	12.0

Depreciation and amortisation increased by $15 million (12.0%) for Q1 2006-07 compared to the corresponding period in the prior year.

Amortisation expense primarily relates to software assets (T&E), spectrum licences (T&E) and international cable capacity (International).

The increase in depreciation of $13 million (13.8%) for Q1 2006-07 is due largely to increased depreciation within T&E. This increase was driven by higher capex spend through the course of the 2005-06 year than in previous years.

AUSTRALIAN OPERATIONS

AUSTRALIAN OPERATIONS

Australian operations comprise Consumer and Small Enterprise, Business, Wholesale, Technology Shared Services and Support functions.

The consolidated results for Australian Operations are set out in the tables below.

Australian Operations in New Zealand dollars

	Quarter ended 30 September
	2006 $m	2005 $m	Change %
Operating revenues
Local service	8	9	(11.1)
Calling	102	104	(1.9)
Interconnection	12	11	9.1
Mobile	24	25	(4.0)
Data	35	45	(22.2)
Broadband and internet	38	24	58.3
Resale	110	83	32.5
Other operating revenue	23	20	15.0
Internal revenue	4	5	(20.0)

	356	326	9.2

Operations and support expenses
Labour	61	54	13.0
Intercarrier costs	192	179	7.3
Other operating expenses	77	49	57.1
Internal expenses	20	16	25.0

	350	298	17.4

EBITDA	6	28	(78.6)
Depreciation	8	33	(75.8)
Amortisation	7	9	(22.2)

Loss from operations	(9)	(14)	(35.7)

Reported NZD results for Australian Operations are impacted by movements in exchange rates. The AUD strengthened against the NZD between 30 September 2005 and 30 September 2006. The average exchange rate for Q1 2006-07 was 0.8387, compared to an average exchange rate for Q1 2005-06 of 0.9099. This strenthening of the AUD increased reported NZD revenues and expenses for Australian Operations. To eliminate the impact of exchange rates, the commentary that follows is stated in AUD.

AUSTRALIAN OPERATIONS

Australian Operations in Australian dollars

	Quarter ended 30 September
	2006 $m	2005 $m	Change %
Operating revenues
Local service	7	8	(12.5)
Calling	84	95	(11.6)
Interconnection	10	10	—
Mobile	19	23	(17.4)
Data	28	41	(31.7)
Broadband and internet	32	22	45.5
Resale	90	76	18.4
Other operating revenue	19	17	11.8
Internal revenue	3	5	(40.0)

	292	297	(1.7)

Operations and support expenses
Labour	49	51	(3.9)
Intercarrier costs	162	151	7.3
Other operating expenses	60	56	7.1
Internal expenses	16	15	6.7

	287	273	5.1

EBITDA	5	24	(79.2)
Depreciation	6	28	(78.6)
Amortisation	7	8	(12.5)

Loss from operations	(8)	(12)	(33.3)

Overview of Results

Australian Operations have continued to operate in an intensely competitive market. AAPT continues to focus on the small to medium enterprise and mass-market segments with an acceleration of investment in enabling infrastructure, building customer service functionality and developing a new IT Platform to enable the provision of an improved customer experience. In the quarter ended 30 September 2006, capital expenditure of A$17 million has been incurred on this strategic initiative. The initiative has also resulted in additional operating expenditure. Gen-i Australia continues to focus on the Enterprise and IT&T markets.

Subsequent to 30 September 2006, Telecom finalised two significant supply arrangements for network and access services in Australia. The separate agreements with Telstra Corporation and PowerTel Limited provide for a comprehensive array of network and carriage services for Telecom’s Australian operations and secure short and long-term supply arrangements and underlying pricing.

The new agreement with Telstra is back-dated to 1 July 2006 and reinstates a number of volume-related and product specific discounts and incentives. The agreement also specifies prices for wholesale line rental, local call services, and originating and terminating access. The agreement expires on 30 June 2008 and the anticipated financial impact on the 2006-07 financial year is incorporated as one of the key assumptions in the revised underlying guidance for the Australian Operations on pages 4 and 5. As part of the broad agreement with Telstra, AAPT has settled the majority of disputes related to periods pre 1 July 2006 and has made payments to Telstra of approximately $A25 million reflecting the amounts previously withheld as a result of disputes in the 2005-06 financial year.

AUSTRALIAN OPERATIONS

Further discussion of the PowerTel arrangement can be found on page 40.

Local Service Revenue

Total Local Service Revenue decreased by $1 million (12.5%) for Q1 2006-07 compared to the corresponding period in the prior year. The decrease is due to a decline in local call revenues of $1 million (16.7%). The decline is due to falling call volumes as a result of competitive pressure.

	Quarter ended 30 September
	2006	2005	Change %
Business & residential access
Revenue ($m)	2	2	—

Local calls
Revenue ($m)	5	6	(16.7)
Call minutes (m)	155	166	(6.6)

Total Local Service Revenue	7	8	(12.5)

Consumer Local Service ( $m)	—	1	NM
Business Local Service ($m)	4	4	—
Wholesale Local Service ( $m)	3	3	—

	7	8	(12.5)

Calling and Resale Revenue

Calling revenue is broken down as follows:

	Quarter ended 30 September
	2006 $m	2005 $m	Change %
Calling revenue
National	63	73	(13.7)
International	21	22	(4.5)

	84	95	(11.6)

Resale revenue	90	76	18.4

Total Calling and Resale Revenue	174	171	1.8

AUSTRALIAN OPERATIONS

	Quarter ended 30 September
	2006	2005	Change %
National calls
Revenue ($m)	15	24	(37.5)
Call minutes (m)	311	354	(12.1)
Average price (cents)	4.8	6.8	(29.4)

Calls to mobile networks
Revenue ($m)	48	48	—
Call minutes (m)	169	162	4.3
Average price (cents)	28.4	29.6	(4.1)

Operator services
Revenue ($m)	—	1	(100)

International calling revenue
Revenue ($m)	21	22	(4.5)
Call minutes (m)	315	296	6.4
Average price (cents)	6.7	7.4	(9.5)

Total calling revenue	84	95	(11.6)
Resale revenue	90	76	18.4

Total calling and resale revenue	174	171	1.8

Consumer Calling and resale	116	116	—
Business Calling and resale	18	22	(18.2)
Wholesale Calling and resale	40	33	21.2

	174	171	1.8

Consumer fixed line customer numbers (000s)	441	437	0.9

% of Bundled customers	54%	36%	50.0

Total calling and resale revenue increased by $3 million (1.8%) for Q1 2006-07 compared to the corresponding period in the prior year. Revenue from national calls decreased by $9 million (37.5%) with competitive pressure driving a 29.4% lower average price per minute for Q1 2006-07 compared to the corresponding period in the prior year. The churn of large corporate customers has also impacted on the volume of calls.

Revenue from calls to mobile networks remained stable at $48 million. Average prices per minute decreased 4.1% for Q1 2006-07 compared to the corresponding period in the prior year. This was offset by a 4.3% increase in call minutes.

The active Consumer fixed line customer base at 30 September 2006 of 441,000 increased by 0.9% compared to the prior year and bundled customers increased by 50.0% to 54.0%. This has resulted in a 6.3% increase in total services to 813,000 compared to the prior year.

International calling revenue for Australian Operations comprises outward calling revenue, where Australian customers make calls originating in Australia and terminating overseas and inwards calling revenue, where calls originated by overseas carriers terminate on AAPT’s networks.

AUSTRALIAN OPERATIONS

International calling revenue decreased by $1 million (4.5%) for Q1 2006-07 compared to the corresponding period in the prior year. An increase in call minutes of 6.4% was offset by a marginal decrease in average price per minute.

Mobile Revenue

	Quarter ended 30 September
	2006	2005	Change %
Mobile revenue ($m)
Mobile voice and data	16	21	(23.8)
Other mobile	3	2	50.0

Total mobile	19	23	(17.4)

Call minutes (m)	20	23	(13.0)

Average Revenue Per User (“ARPU”)
ARPU - $ per month
Postpaid	36.1	46.4	(22.2)
Prepaid	—	11.4	(100.0)

Mobile revenue decreased by $4 million (17.4%) for Q1 2006-07 compared to the corresponding period in the prior year. This decrease was due to the sale of the prepaid customer base and the move away from stand alone mobile sales.

While total post-paid mobile connections increased by 24.7% year on year, the mix between bundled and stand-alone connections changed markedly. The percentage of bundled connections increased from 48.2% at 30 September 2005 to 67.3% at 30 September 2006. ARPU for bundled customers is lower than stand-alone customers due to lower usage, however bundled customers have historically shown lower churn.

AUSTRALIAN OPERATIONS

Data Revenue

Data revenue decreased by $13 million (31.7%) for Q1 2006-07 compared to the corresponding period in the prior year. The decrease is partly due to the loss of two large corporate customers, VicOne and Tradegate, totalling $10 million. The balance is due to price erosion on the negotiation of new contracts.

Broadband and Internet Revenue

Broadband and internet revenue increased by $10 million (45.5%) for Q1 2006-07 compared to the corresponding period in the prior year. This increase was the result of growth in broadband customers. Consumer customer numbers have grown at a steady rate from 39,000 at 30 September 2005 to 125,000 at 30 September 2006 (a year on year increase of 220.5%).

Total dial-up internet connections of approximately 103,000 at 30 September 2006 decreased by 20,000 (16.8%) from 30 September 2005. This was primarily driven by the migration of customers from dial-up to broadband.

Other Operating Revenue

	Quarter ended 30 September
	2006 $m	2005 $m	Change %
Other operating revenue
Equipment sales	5	5	NM
Other miscellaneous revenue	14	12	16.7

	19	17	11.8

Other operating revenue increased by $2 million (11.8%) for Q1 2006-07 compared to the corresponding period in the prior year.

AUSTRALIAN OPERATIONS

Operations and Support Expenses

Labour

	Quarter ended 30 September
	2006	2005	Change %
Labour ($m)	49	51	(3.9)

Personnel numbers
Total staff at 30 September	1,901	2,177	(12.7)

Labour expense decreased by $2 million (3.9%) for Q1 2006-07 compared to the corresponding period in the prior year due to lower staff numbers. Personnel numbers decreased by 12.7%.

Other operating expenses

	Quarter ended 30 September
	2006 $m	2005 $m	Change %
Other operating expenses

Direct costs	11	9	22.2
Dealer commissions	8	7	14.3
Computer costs	10	7	42.9
Advertising, promotions andcommunications	8	10	(20.0)
Accommodation costs	6	6	NM
Bad Debts	3	3	NM
Other	14	14	NM

	60	56	7.1

Other operating expenses increased by $4 million (7.1%) for Q1 2006-07 compared to the corresponding period in the prior year.

Computer costs increased by $3 million (42.9%) due to the support costs associated with the delivery of the new strategic IT Platform.

Advertising, promotions and communications costs decreased by $2 million (20.0%). This was primarily due to phasing of consumer and small enterprise advertising spend.

AUSTRALIAN OPERATIONS

Depreciation and amortisation

	Quarter ended 30 September
	2006 $m	2005 $m	Change %
Depreciation	6	28	(78.6)
Amortisation	7	8	(12.5)

Total Depreciation and Amortisation ($m)	13	36	(63.9)

Depreciation and amortisation decreased by $23 million (63.9%) for Q1 2006-07 compared to the corresponding period in the prior year. At 30 June 2006 a substantial asset impairment was recognised which resulted in substantially reduced depreciation expense in Q1 2006-07.

CORPORATE AND OTHER

CORPORATE AND OTHER

The principal components of Corporate and Other are corporate and support costs. Any Group revenues not directly related to the operating segments are also included in Corporate and Other.

	Quarter ended 30 September
	2006	2005	Change %
Revenue
Other operating revenue ($m)	2	1	100.0
Internal revenue ($m)	1	1	—

	3	2	50.0
Operating expenses
Labour ($m)	12	11	9.1
Advertising ($m)	1	1	—
Other operating costs ($m)	14	11	27.3

	27	23	17.4
Depreciation and amortisation
Amortisation of intangibles ( $m)	2	3	(33.3)

	2	3	(33.3)
Personnel numbers
Total staff at 30 September	217	201	8.0

Corporate operating expenses increased by $4 million (17.4%) for Q1 2006-07 compared to the corresponding period in the prior year. Labour expense increased by $1 million (9.1%) for Q1 2006-07, partly due to increased staff numbers. Personnel numbers increased by 8.0%. This increase was mainly in the legal group to allow more legal work to be performed in-house and generate savings across the organisation. Other operating costs increased by $3 million (27.3%) for Q1 2006-07, compared to the corresponding period in the prior year.

CAPITAL EXPENDITURE

	Quarter ended 30 September			Forecast Year ended 30 June 2007 $m
	2006 $m	2005 $m	Change %

Keep NZ connected	39	42	(7.1)	169
Build NGT capability	12	8	50.0	55
Network provider of choice	38	40	(5.0)	174
Service provider of choice	15	16	(6.3)	56
Invest for returns	27	23	17.4	131
International/Yellow Pages	4	4	—	65

Total NZ Operations	135	133	1.5	650
Australian Operations	39	26	50.0	145
Corporate and Other	—	—	—	5

	174	159	9.4	800

Total capital expenditure of $174 million for Q1 2006-07 has increased by $15 million (9.4%) compared to Q1 2005-06 with the increase largely relating to Australian Operations. The increase in capital expenditure within Australian Operations of $13 million (50.0%) results from the Hyperbaric investment programme.

NZ Operations capital expenditure increased by 1.5% due to increased expenditure on building new capability as part of the NGT programme and increased investment for returns.

Capital expenditure for New Zealand operations is now reported in line with Telecom’s strategic priorities. These are described below.

Keep New Zealand Connected – comprises investment needed to meet statutory, regulatory and contractual obligations and sustain existing service performance. This includes meeting customer demand for legacy services while maintaining current service levels, mitigating risks to continuity of these services, rehabilitating and renewing the access network, maintaining existing capability of Telecom’s business infrastructure (including IT) and developing capabilities to meet current regulatory and statutory requirements.

Building NGT Capability – comprises the investment in the technology and services required to deliver Next Generation Telecom. This includes building VoIP capability, creating infrastructure for new channel capability (particularly online), developing new customer management systems and establishing new technology management capability.

Network Provider of Choice – comprises investment required to extend network coverage, augment capacity in line with strategic business growth (e.g. growth in broadband and mobile) and developing and deploying new technology capabilities needed to deliver retail and wholesale services cost-effectively.

Service Provider of Choice – comprises investment in service-specific and customer service systems needed deliver, grow and sustain retail services. This includes ICT outsourcing and CPE investment, developing contact centre and customer service systems and capability and other retail channel investment.

Investment for Returns – comprises investment outside the core strategic programmes that is justified based on the projected rate of return of the investment.

For the year ended 30 June 2007 Telecom is currently forecasting total capital expenditure of $800 million. An additional $20 million has been included within forecast capital expenditure for the International group compared to the forecast provided at Q4 2005-06. This reflects the anticipated purchase of additional Southern Cross cable capacity. The total forecast capital expenditure remains at $800 million however, as the additional International expenditure has been offset by reduced forecast expenditure in New Zealand operations.

COMPETITIVE AND REGULATORY ENVIRONMENT

New Zealand

Telecommunications Bill 2006

In February 2006 the Government announced that it was to undertake a stock-take of the telecommunications regulatory environment. The Minister for Telecommunications met with industry participants and key stakeholders to seek views. The stock-take had no public terms of reference and there was no indication of the specific measures the Government was contemplating.

On 29 June the Telecommunications Amendment Bill was introduced to Parliament and was referred to the Finance and Expenditure Select Committee. Written and oral submissions have been completed and the Select Committee is now expected to report back with its recommendations in early December 2006.

The Bill proposes the following key changes to the existing telecommunications regulatory regime:

•	Sector monitoring – the Commerce Commission to be given powers to monitor the telecommunications sector.

•	Move away from commercial primacy – access seekers to be able to apply for determination of a service irrespective of whether there is an agreement in place in relation to that service (or an agreement not to seek a determination). However, the requirement that parties make reasonable efforts to negotiate before seeking a determination would remain.

•	Standard terms for supply – the Commission, on its own initiative, would be able to impose standard terms for the supply of services on all access providers.

•	Removal of sunset clauses – designated and specified services would no longer automatically expire after 5 years, but the Commission would have to consider whether to initiate a review of a service after 5 years.

•	Information disclosure requirements/Accounting separation – the Commission would be able to require Telecom to disclose information about the operation and behaviour of its wholesale and retail activities, which requires accounting separation of Telecom. The Bill suggests giving the Commission broad powers in relation to accounting separation, what information is provided, and how information is accounted for. The Commission can also require all access providers to disclose information about the operation of prescribed businesses in order to monitor and facilitate compliance with access principles.

•	TSO – various minor changes to the TSO.

•	Enforcement – there are new and more onerous enforcement provisions included in the Bill. In particular it is suggested that the Commission should be able to itself impose penalties of up to $2,000, or apply to the High Court, which can issue penalties of up to $300,000 or up to $1m for breaches of the requirements of the accounting separation regime. The Bill also suggests other parties should have the ability to apply for the Commission to take enforcement action, for example in relation to a determination.

•	Extension of UBS designation – proposed changes to the designation include no constraint on upstream speed; naked DSL; pricing (retail minus, including bundled prices);

•	Proposed new designated services – include LLU, co-location for LLU; two backhaul services for LLU.

•	Undertakings – would provide access providers with an alternative mechanism to supply a service to all access seekers under a voluntary undertaking.

In response to the introduction of the Bill, Telecom proactively initiated the establishment of industry user groups with the goal of tackling and resolving the technical issues associated with LLU and UBS in a collaborative way. The first of these industry user group meetings to assist with the early roll-out of the new regulated services was held successfully in July 2006. Once the Bill has been through the Select Committee process it will be re-introduced into Parliament and post submissions further changes to the final form of legislation would be expected.

At the same time, the Government has encouraged the Select Committee to seek submissions on separation options, and has requested officials to continue to consider separation options in parallel to the Select Committee process.

Mobile Termination Rates

The Commerce Commission has undertaken an investigation under the Telecommunications Act 2001 into whether termination rates for fixed line calls to mobile phones should be regulated.

The Commerce Commission commenced the investigation in May 2004 after considering complaints that a potential lack of competition in the wholesale market for terminating mobile calls may be resulting in unreasonably high charges for fixed-to-mobile calls.

On 1 May 2006 the Commission’s final report was released. This recommends that the government regulate mobile termination rates for fixed to mobile calls at Total Service Long Run Incremental Cost (“TSLRIC”). This would cover all call types including 3G. The Minister must now decide to accept, reject or return the report. Submissions to the Minister closed on 22 May 2006 and a decision is expected from the Minister before the end of the year.

Unbundled Bitstream Service (“UBS”)

In October 2004 Telecom released, as a result of the local loop unbundling investigation, the first UBS product. In March 2005 Telecom launched additional 1 Mbps and 2 Mbps residential UBS services, with high-speed business services launched in June 2005.

In December 2004 TelstraClear applied to the Commerce Commission for a determination on UBS. The Commerce Commission issued a final determination in December 2005 in which it required Telecom to provide TelstraClear with bitstream access with a downstream speed set at the technical maximum of Telecom’s equipment, even though this could adversely affect the service availability to some end users.

Telecom and TelstraClear subsequently reached a commercial agreement whereby Telecom provides TelstraClear with two UBS products. As a result of this agreement, TelstraClear is not going to enforce the Commerce Commission Determination for the period of the contract.

In March 2006 ihug and Callplus applied to the Commerce Commission for access to an unconstrained UBS on the terms and conditions set out in the TelstraClear determination. Telecom submitted a response to these applications. The Commerce Commission released its final determination on 22 June 2006 flowing through the TelstraClear determination terms to ihug and Callplus (i.e. Telecom is required to provide unconstrained downstream services with upstream limited to 128k). The price for this service was set at $28.04 +GST. Telecom is now working with the industry to implement and deliver this service. On 19 July 2006, ihug and Callplus filed an appeal of the determination in the High Court, challenging the price. They seek a price of approximately $20. Both Telecom and the Commerce Commission have opposed the appeal and there will be a substantive hearing in December.

Ihug and CallPlus have also alleged that there is a price squeeze in relation to Telecom’s proposed new retail broadband plans launched on 26 October 2006. Legal action is threatened, although it is unclear what form such action would take.

Review of Designated and Specified Services

Under section 65(1)(a) of the Act, all designated and specified services listed in Schedule 1 of the Act expire 5 years from the day on which they came into force, unless the Commerce Commission determines, following an investigation, to extend the period of operation of the service. Thirteen of the designated and specified services originally included in Schedule 1 of the Act were due to expire in December 2006. Accordingly the Commerce Commission commenced a review of these services on 16 November 2005.

The Commerce Commission released its final decision to renew 10 of these services on 28 August 2006 for a further two years. Telecom did not object to this. The services are:

•	interconnection with Telecom’s fixed PSTN;

•	interconnection with a fixed PSTN other than Telecom’s;

•	retail services offered by means of Telecom’s fixed telecommunications network (“FTN”);

•	residential local access and calling service offered by means of Telecom’s FTN;

•	bundle of retail services offered by means of Telecom’s FTN;

•	retail services offered as part of a bundle by means of Telecom’s FTN;

•	local telephone number portability service;

•	cellular telephone number portability service;

•	national roaming service; and

•	co-location on cellular mobile transmission sites.

Vodafone Fixed PSTN Interconnection Application

In January 2006 Vodafone applied to the Commerce Commission for interconnection with Telecom’s fixed PSTN, which is a regulated service under the Act. Vodafone requested a number of additional conditions be imposed by the Commerce Commission, including limits on Telecom’s ability to set retail charges for calls to Vodafone local numbers.

The Commerce Commission released its final determination on this application on 28 September 2006, granting each of Vodafone’s requests and requiring Telecom and Vodafone to reach agreement on non-price terms, which they have done.

Mobile Services Review

On 10 May 2006 the Commerce Commission announced the launch of an investigation into the lack of entry in the mobile market. This investigation examined existing conditions for entry and regulated services (co-location and roaming), and the Commission announced on 10 October 2006 that it would launch formal investigations into amending the two current regulated mobile services: national roaming and co-location. These services are currently not subject to price regulation and as well as canvassing amendments to the terms of the services, the Commission’s investigation will also consider whether they should be given “designate” or price-regulated status. Telecom has met with the Commission to discuss Telecom’s views on this issue.

Commerce Act Investigations

In December 2004 the Commerce Commission advised Telecom that it had begun a formal investigation under section 36 of the Commerce Act to determine whether Telecom’s broadband pricing and behaviour was anti-competitive. In January 2006, Telecom provided a large number of documents to the Commerce Commission, pursuant to a notice under s.98 of the Commerce Act. The Commerce Commission’s investigation is still continuing and litigation cannot be ruled out.

Commerce Act Litigation

In July 2000 the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commerce Commission seeks a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. The hearing is scheduled to commence in April 2007.

In March 2004 the Commerce Commission issued proceedings against Telecom in relation to Streamline Pricing at Retail and Carrier Data Pricing at Wholesale from 1999 through to the present day. This matter is due to be set down for trial in or around September 2007.

OTHER MATTERS

Southern Cross

Telecom currently holds a 50% equity interest in Southern Cross Cable Network (“SCCN”). Telecom made an initial equity investment of US$15 million in SCCN, which has since been written down to nil in accordance with equity accounting rules as a result of dividends paid by SCCN in March 2001. The other shareholders are affiliates of the SingTel Group (39.99%) and Verizon (10.01%).

Telecom has acquired significant amounts of capacity on the Southern Cross cable to support the operations of its international telecommunications business. As at 30 September 2006, Telecom held Southern Cross capacity with a book value of approximately $323 million.

As at 30 September 2006, Telecom provided debt funding to Southern Cross of US$54.3 million by way of shareholder advances. These advances are currently recorded as long-term receivables from SCCN at a book value of $98 million (including accrued interest). SCCN repaid a further US$1 million of Telecom’s SCCN receivables in early October 2006.

As at 30 September 2006, SCCN was capitalised via US$30 million of shareholders’ equity and had US$109 million of shareholder advances. SCCN also held cash reserves of approximately US$11 million.

In the three months to 30 September 2006, Southern Cross finalised the sale of two STM-64s. Subsequent to 30 September 2006, Southern Cross successfully secured the sale of a further two STM-64s. SCCN currently expects to collect up to US$274 million from scheduled receipts against previously committed capacity sales. Telecom anticipates further repayment of the outstanding shareholder advances prior to 30 June 2007.

Board Approval for Yellow Pages Group Sales Process

In August 2006, Telecom announced that it was undertaking a scoping study to assess future options for its Yellow Pages Group (“YPG”), including potential sale alternatives. Following the conclusion of this study and an internal strategic review, the Board has concluded that a sale would be in the best interests of the Telecom Group and its shareholders in the long term.

Telecom proposes to offer YPG for sale by way of a competitive sale process and expects to complete any sale by the end of the 2007 financial year. An update is expected to be provided to the market regarding capital management plans for any distribution of YPG sale proceeds following completion of any sale.

Access Services Agreement with PowerTel Limited

Subsequent to 30 September 2006, Telecom subsidiary AAPT Limited finalised a comprehensive network and access services agreement with PowerTel Limited. The agreement provides long-term access to a broad range of high-speed broadband and access services suitable for both residential and business customers. The net impact of the PowerTel agreement will be significantly lower input prices for customers within the existing and future PowerTel network footprint. The timeline for migrating certain access services to the new PowerTel arrangement is presently uncertain, and as such, limited direct financial benefits are anticipated in the 2006-07 financial year.

Simultaneous with the completion of the new Access Services Agreement, AAPT has agreed with PowerTel to explore options related to deeper integration between the respective network and service layers. The analysis and discussions regarding a possible deeper commercial relationship are expected to be completed by 28 February 2007.

GLOSSARY

ADSL2+ – ADSL (Asymmetric Digital Subscriber Line) is technology for delivering a high bit rate link to customers over ordinary copper wire. ADSL2+ is an evolution of ADSL delivering very high data speeds up to theoretical maximum of 24 megabits per second.

CDMA (Code Division Multiple Access) - An advanced radio spectrum sharing technique used in new digital mobile networks.

Digital Data Service - A system to provide a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs.

Frame relay - Packet switched data communication that is very good at efficiently handling high speed, “bursty” data (data that is sent in large intermittent bursts) over wide area networks.

IP (Internet Protocol) - A principal communications protocol used in the internet.

IP Net - Telecom’s network that removes internet traffic from the PSTN network at an exchange and sends it to its destination (usually an Internet Service Provider) via an internet optimised backbone.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images.

Lanlink - A group of Telecom services that link customer LANs (Local Area Networks) together via a Wide Area Network. Solutions involve a degree of customisation in each case.

LLU (Local Loop Unbundling) – a requirement on the incumbent telecommunications provider to allow other service providers to access and use the copper circuit from the telephone exchange to the customer premises.

Naked or Standalone DSL – a DSL service provided without a requirement for the retail customer of the DSL service to also purchase an analogue telephone service from either the DSL wholesaler or the incumbent.

PSTN (Public Switched Telephone Network) - A nationwide switched fixed line voice telephone network.

TDMA (Time Division Multiple Access) - The radio spectrum sharing technique on which Telecom’s older 025 networks are based.

TSO - The TSO (Telecommunications Service Obligation) deed specifies that Telecom will: maintain free local calling; maintain the standard rental rate (in real terms); charge rural residential customers no more than the standard rental; and, among other things, continue to provide local residential services as widely as was available at 31 December 2001. Telecom is entitled to receive contributions from other industry participants towards the costs it incurs in meeting its TSO obligations.

UBS (Unbundled Bitstream Service) – A partial circuit service developed by Telecom to meet the needs of service providers who wish to extend the geographic reach of their existing network.

0800 - The Telecom New Zealand dialling prefix for toll free calling numbers.

1XRTT (One Times Radio Transmission Technology) - A CDMA standard offering significantly faster data transfer rates than conventional digital cellular technology.

3G (Third Generation - mobile network) - Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2 Mbit/s or greater (and includes 1xRTT or CDMA-2000).

APPENDICES

OVERVIEW OF GROUP RESULTS

	Quarter ended 30 September			Variation 2006:2005
(in NZ$ millions, except percentages)	2006	%	2005	%	$	%
Operating revenues
Local services	271	18.1	272	19.0	(1)	(0.4)
Calling
National	237	15.8	232	16.2	5	2.2
International	107	7.1	111	7.7	(4)	(3.6)
Other	13	0.9	12	0.8	1	8.3

	357	23.8	355	24.8	2	0.6

Interconnection	50	3.3	52	3.6	(2)	(3.8)
Mobile	226	15.1	214	14.9	12	5.6
Data	141	9.4	153	10.7	(12)	(7.8)
Broadband and internet	119	7.9	107	7.5	12	11.2
IT services	85	5.7	93	6.5	(8)	(8.6)
Other operating revenues
Resale	110	7.3	83	5.8	27	32.5
Directories	69	4.6	62	4.3	7	11.3
Equipment	14	0.9	14	1.0	—	—
Miscellaneous other	38	2.5	28	2.0	10	35.7

	231	15.4	187	13.0	44	23.5

Total operating revenues	1,480	98.7	1,433	100.0	47	3.3
Abnormal revenue	20	1.3	—	—	20	NM

Total revenue	1,500	100.0	1,433	100.0	67	4.7

Operating expenses
Labour	214	14.3	203	14.2	11	5.4
Intercarrier costs	265	17.7	253	17.7	12	4.7
Other operating expenses	476	31.7	444	31.0	32	7.2

Total operating expenses	955	63.7	900	62.8	55	6.1
Abnormal expenses	—	NM	—	NM	—	NM

Total expenses	955	63.7	900	62.8	55	6.1

EBITDA*	545	36.3	533	37.2	12	2.3
Depreciation and amortisation	157	10.5	170	11.9	(13)	(7.6)

Earnings from operations	388	25.9	363	25.3	25	6.9
Net interest expense	(67)	(4.5)	(64)	(4.5)	(3)	4.7

Earnings before income tax	321	21.4	299	20.9	22	7.4
Income tax expense	(96)	(6.4)	(99)	(6.9)	3	(3.0)

Net earnings after income tax	225	15.0	200	14.0	25	12.5
Minority interest in profits of subsidiaries	(1)	(0.1)	(1)	(0.1)	—	—

Net earnings	224	14.9	199	13.9	25	12.6

*	Earnings before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

GROUP CASH FLOW

	Quarter ended 30 September
	2006 $m	2005 $m	Change %
Cash was provided from/(applied to):

Cash received from customers	1,473	1,496	(1.5)
Interest income	3	5	(40.0)
Payments to suppliers and	(1,010)	(1,004)	0.6
employees
Income tax paid	(5)	9	(155.6)
Interest paid on debt	(39)	(38)	2.6

Net operating cash flows	422	468	(9.8)

Sale of property, plant and	1	—	NM
equipment
Purchase of short-term	(64)	—	NM
investments
Sale of subsidiary companies	26	—	NM
Purchase of long-term investments	—	(4)	(100.0)
Sale of long-term investments	—	272	NM
Purchase of property, plant and	(192)	(172)	11.6
equipment
Capitalised interest paid	(3)	(2)	50.0

Net investing cash flows	(232)	94	(346.8)

Repayment of long-term debt	(146)	—	NM
and derivatives
Proceeds from/(repayment of)	135	(209)	(164.6)
short-term debt
Capital contributed	—	6	(100.0)
Capital repurchased	—	(35)	(100.0)
Dividends paid	(180)	(400)	(55.0)

Net financing cash flows	(191)	(638)	(70.1)

Net cash flow	(1)	(76)	(98.7)

NM = Not a Meaningful Comparison

Exhibit 1.3

APPENDIX 7 - NZX CONDUCT RULES	TO FAX ++64-4-473-1470

Notice of event affecting securities

New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10.

For change to allotment, Listing Rule 7.12.1, a separate advice is required.

Number of pages including this one (Please provide any other relevant details on additional pages)
1

Full name of Issuer	TELECOM CORPORATION OF NEW ZEALAND

Name of officer authorised to make this notice	MARKO BOGOIEVSKI	Authority for event, e.g. Directors' resolution	DIRECTORS' RESOLUTION

Contact phone number	(0800) 737500	Contact fax number	(04) 498 9431	Date	03 / 11 / 06

Nature of event Tick as appropriate	Bonus Issue	☐	If ticked, state whether:	Taxable	☐	/ Non Taxable	☐	Conversion	☐	Interest	☐	Rights Issue Renouncable

Rights Issue non-renouncable	☐	Capital change	☐	Call	☐	Dividend	☑	If ticked, state whether:	Interim	☐	Full Year	☑	Special

EXISTING securities affected by this	If more than one security is affected by the event, use a separate form.

Description of the class of securities	ORDINARY SHARE	ISIN	NZ TELE0001S4
If unknown, contact NZX

Details of securities issued pursuant to this event	If more than one class of security is to be issued, use a separate form for each class.

Description of the class of securities	ISIN
If unknown, contact NZX

Number of Securities to be issued following event	Minimum Entitlement	Ratio, e.g  for ‚	for

Conversion, Maturity, Call Payable or Exercise Date	Treatment of Fractions

Enter N/A if not applicable	Tick if pari passu	OR	provide an explanation of the ranking
Strike price per security for any issue in lieu or date Strike Price available.

Monies Associated with Event	Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.

In dollars and cents		Source of		RETAINED EARNINGS
		Payment
Amount per security	7.0 CENTS

Currency	NEW ZEALAND DOLLARS		Supplementary dividend details - Listing Rule 7.12.7	Amount per security in dollars and cents	$0.012353

Total monies	$138,846,928			Date Payable	8 December, 2006

Amount per Security in Dollars and cents to six decimal places
Taxation
In the case of a taxable bonus issue state strike price	N/A	Resident Withholding Tax	NIL	Credits (Give details)	$0.034478

Timing	(Refer Appendix 8 in the Listing Rules)

Record Date 5pm For calculation of entitlements - must be the last business day of a week		Application Date Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.
	24/11/06 AUST & NZ; 22/11/06 USA		8/12/06 AUST & NZ; 15/12/06 USA

Notice Date Entitlement letters, call notices, conversion notices mailed		Allotment Date For the issue of new securities. Must be within 5 business days of record date.

OFFICE USE ONLY Ex Date: Commence Quoting Rights: Cease Quoting Rights 5pm: Commence Quoting New Securities: Cease Quoting Old Security 5pm:	Security Code: Security Code:

3 November 2006

MEDIA RELEASE

Telecom delivers strong first quarter result

Highlights of Group Result

•	Telecom Board approves the sale process for Yellow Pages Group (see separate release)

•	AAPT enters into new wholesale agreements with PowerTel and Telstra (see separate release)

•	Strong revenue performance by New Zealand business and growth in broadband, mobile and Yellow Pages Group revenues

•	Stable access and calling revenues

•	Growth in new and emerging parts of the business continues to offset declines in traditional areas

Overview of Group results

	1st quarter (NZ$m)
	30 Sept 06	30 Sept 05	Change %
Operating revenue	1,480	1,433	3.3
Abnormal items	20	—	NM
Reported EBITDA	545	533	2.3
Adjusted EBITDA*	525	533	(1.5)
Earnings before interest and tax	388	363	6.9
Adjusted earnings before interest and tax*	368	363	1.4
Reported net earnings	224	199	12.6
Adjusted net earnings*	204	199	2.5

EBITDA = Earnings before interest, taxation, depreciation and amortisation

*	Excludes abnormal items

Note: All comparisons in the above table and commentary below relate to the first quarter to 30 September 2006 compared with the same period in 2005. All figures are expressed in New Zealand dollars unless otherwise stated.

Telecom today reported net earnings after tax of $224 million in the quarter to September 30, 2006, an increase of 12.6% on earnings for the same period in 2005.

The result includes a $20 million abnormal gain on the sale of our 90% stake in Telecom Samoa Cellular. Adjusted earnings were $204 million, an increase of 2.5% on the same quarter in 2005.

Adjusted Earnings per share (EPS) were 10.4c, an increase of 2.0%.

Telecom Chief Executive Theresa Gattung said the New Zealand operations had performed solidly with mobile, broadband and Yellow Pages Group revenues all being strong features.

“In mobile we have seen a continuation of strong revenue growth (up 7.4% in the September 06 quarter) while mobile acquisitions and upgrade costs were lower in this quarter. Mobile connections increased a very pleasing 68,000 for the quarter,” Ms Gattung.

“We’re on track to roll out faster Mobile Broadband based on EV-DO ‘Revision A’ technology starting in Auckland this side of Christmas and in other main centres in 2007.

“Freedom, our converged mobile and fixed calling offer, has been very popular with customers and about 66,000 mobiles are now connected to Freedom (fixed to mobile) calling plans.”

Ms Gattung said Yellow Pages Group continued to deliver, with double digit revenue growth in the September quarter.

“Our strong broadband growth has continued in both consumer and wholesale. We’re well on track to reach our target of 520,000 retail (fixed and mobile) connections by 30 June 2007. The decline in revenue from business broadband reflects the drop in business prices to align with residential broadband.

“It’s interesting to note the changes in the market as customers use a range of platforms to access broadband including wireless Mobile Broadband, Wi-Fi and fixed line. This trend will only increase as yet more technologies such as WiMax come to the market.”

Ms Gattung said the Australian market continued to remain challenging, however the new, comprehensive network access agreement that AAPT has struck with Australian network operator PowerTel was a major boost and the benefits of this would start to flow beyond 2006/2007.

Under the arrangement APPT will deliver its business and residential customers a wide range of high-speed broadband and access services, including ADSL2+.

“This agreement will significantly lower costs for AAPT and provide the network economics that AAPT needs to fully leverage the significant multi-year investment that we have been making in the new services platform.”

Ms Gattung said that AAPT had also entered a new 24 month agreement with Telstra regarding network and carrier services.

“Telstra wholesale remains a key supplier to AAPT and it is an important milestone for us to have stability and certainty in the relationship for the period ahead.”

New Zealand

Operating revenue was $1,146 million, an increase of 1.7%. Higher operating revenues for calling, mobile and directories were partly offset by declines in interconnection, data, dial-up internet and IT services revenues.

Access and Calling

Total local service revenue was stable on $263 million

Local service revenues increased slightly but the gains were offset by a decrease in local call revenues which was due to businesses migrating from dial-up to broadband services.

Residential access lines dipped marginally (0.5%) to 1,411 million.

Calling revenue comprises national calling (national calls, calls to mobile networks and national 0800) and international calling (calls out of and into New Zealand and transit call traffic between destinations worldwide)

•	National Calls $139 million

•	International $103 million

•	Other $13 million

•	Total Calling revenue $255 million

Total calling revenue was boosted by the impact of international transit revenues, now presented as a gross figure as a result of the adoption of IFRS as of 1 July 2005. Excluding transit revenues, calling revenues have decreased 4.9% compared to September 05, but are stable compared to the June 06 quarter.

Interconnection revenue, which includes termination of calls on both fixed and mobile networks, declined 7.3% to $38 million. The decline reflects the impact of lower mobile termination rates.

Mobile revenue is derived from voice and data services on Telecom’s 027 network (CDMA) and 025 (TDMA) networks as well as T3G services.

•	Total mobile revenues increased 7.4% to $202 million

•	Voice revenues fell slightly (0.8) to $130 million

•	Data revenue increased 34.2% to $51 million

•	Total connections at 30 September 2006 were 1,771,000, an increase of 5.9% on 30 September 2005

•	Net mobile connections for the September quarter were 68,000, an increase of 4% from 30 June 2006

•	Total ARPUs (average revenue per user – monthly) including interconnection were $45.70

•	Mobile data revenue growth continues to be driven by services such as Push2Talk, photo and video messaging, Song ID, caller tunes and ring tones

•	CDMA connections now account for 98% of cellular revenue

•	Among Telecom’s 1.77 million mobile customers, less than 65,000 customers remain on 025 network which is due to shut down on 31 March 2007

Data revenue – Total data revenue eased 1.9% to $106 million with decreases in traditional data services being partly offset by an increase in Managed IP data services.

Broadband revenue increased 4.8% to $66 million.

Consumer (residential) revenue increased by 32% to $33 million, driven by strong uptake from customers. Business broadband revenue decreased by 28.1% to $23 million and this reflected the re-alignment of pricing between business and residential customers.

•	Total Broadband connections of 522,000 includes DSL (486,000) and mobile broadband

•	Total residential DSL connections were 307,000 up 55.8% compared with September 2005 while business connections were 60,000, an increase of 22.4% over the same period

•	Retail (DSL) connections of 367,000 increased 49.2%

•	Wholesale connections of 119,000 increased 112.5% and made up 37% of new DSL connections in the quarter

•	51,000 net growth DSL connections for the September 06 quarter

Internet revenue, which is based on dial-up revenue, was $15 million, a decline of 25% reflecting the migration of customers to broadband.

IT Services (Solutions)

Total IT revenue was $85 million, a decrease of 8.6%. Some Australian revenue included in the first quarter performance last year was not included for this quarter. While IT revenue tends to vary considerably each quarter Telecom expects a strong revenue performance for the full year.

Yellow Pages Group directories revenue of $69 million increased 11.3%, driven by volume increases, new products in the printed directories and higher revenue from online services.

Australia

Australian performance is expressed in Australian dollars, including comparisons with prior corresponding periods.

•	Operating revenues were A$292 million, a decrease of 1.7%

•	EBITDA was A$5 million down 79.2%

•	Loss from operations was A$(8) million, an improvement of 33.3%

Australian operations were impacted by a tightening of wholesale prices and continued downward pressure on retail prices.

•	The active Consumer fixed line customer base at 30 September 2006 of 441,165 increased by 0.9% compared to the prior year

•	Broadband customers have increased from 39,000 at 30 September 2005 to 125,000 at 30 September 2006 (a year on year increase of 220.5%)

•	The percentage of bundled customers increased from 36% at 30 September 2005 to 240,264 or 54% at 30 September 2006. A 50 percent year on year increase.

Dividend

Telecom will pay a fully imputed ordinary dividend for the quarter ended 30 September 2006 of 7.0 cents per share on 8 December 2006 in New Zealand and Australia, and on 15 December in the United States. The books closing dates are 24 November 2006 on the New Zealand and Australian Stock Exchanges and 22 November 2006 on the New York Stock Exchange.

As announced at the full year result in August 2006, Telecom will target an ordinary dividend ratio of approximately 75% of net earnings (after adding back relevant non-cash items) for the 2006/2007 year. Subject to there being no adverse change in operating outlook the dividends for each of the three quarters in the year ending 30 June 2007 will be 7.0cps and the dividend for the fourth quarter will be set to reflect the full year targeted pay-out ratio.

Capital Expenditure increased by 9.4% to $174 million. For the 2006 financial year, Telecom is expecting to spend capital expenditure of $800 million.

For further information, please contact:

John Goulter, Public Affairs Manager

027 2324303

Or Phil Love

Senior Corporate Affairs Executive

027 244 8496 or 04 4989155